UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-68835

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: PEAKSTONE SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

550 WEST VAN BUREN STREET, SUITE 1460
(No. and Street)

Chicago	IL	6067
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN SLEIGH	(312) 346-7318	ssleigh@peakstone.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RUBIO CPA, PC
(Name – if individual, state last, first, and middle name)

2727 Paces Ferry Rd SE, Suite 2-1680	Atlanta	GA	30339
(Address)	(City)	(State)	(Zip Code)

5/5/09	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN SLEIGH, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PEAKSTONE SECURITIES, LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



L. ASHLEY CARR STATE OF TENNESSEE NOTARY PUBLIC Exp. Sept. 08, 2025 DAVIDSON COUNTY

Signature: [signature]

Title: CEO

[signature]

Notary Public Tennessee: Davidson Co. exp 9/8/25

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Peakstone Securities, LLC

**Financial Statements
With Report of Independent
Registered Public Accounting
Firm**

For the Year Ended December 31, 2021

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Peakstone Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Peakstone Securities, LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2016.

February 15, 2022
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

Peakstone Securities, LLC
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	110,514
Prepaid expenses and deposits		19,823
Total Assets	$	130,337

Liabilities and Members' Equity

Liabilities		
Accounts payable and accrued expenses	$	3,797
Due to affiliate		23
Total Liabilities		3,820
Members' equity		126,517
Total Liabilities and Members' Equity	$	130,337

Peakstone Securities, LLC
Statement of Operations
For the Year ended December 31, 2021

Revenues		
Investment banking	$	146,500
Gain from redemption of warrants		50,290
Total Revenues		196,790
Expenses		
Commissions		15,087
Professional fees		46,382
Technology and communications		10,785
Occupancy		9,264
Other		32,437
Total Expenses		113,955
Net Income	$	82,835

Peakstone Securities, LLC
Statement of Changes in Members' Equity
For the Year ended December 31, 2021

	Total
Balance, December 31, 2020	$ 43,682
Net income	82,835
Balance, December 31, 2021	$ 126,517

See Accompanying Notes

Peakstone Securities, LLC
Statement of Cash Flows
For the Year ended December 31, 2021

Cash flows from operating activities:		
Net income	$	82,835
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in prepaid expenses and deposits		(7,440)
Change in accounts payable and accrued expenses		102
Change in due to affiliate		(9,360)
Net cash provided by operating activities:		66,137
Net increase in cash:		66,137
Cash, at beginning of year		44,377
Cash, at end of year	$	110,514

Note (1)   **Summary of Significant Accounting Policies**

A. Nature of Operations

Peakstone Securities, LLC (the "Company") is an Illinois limited liability company established on February 17, 2011, and is a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company, the members' liability is limited to their investment. The Company is registered with the Securities and Exchange Commission (SEC), the securities commissions of appropriate states, and is a member of the Financial Industry Regulation Authority (FINRA). The Company received approval to operate as a licensed broker-dealer on March 2, 2012.

B. Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic treads.

C. Cash

The Company maintains its bank account in a high credit quality financial institution which, at times, may exceed federally insured limits.

D. Revenue Recognition

Revenue from contracts with customers includes placement and advisory services related to capital raising activities and mergers and acquisitions transactions. The recognition and measurement of revenue is based on the assessment of individual contract terms. The agreements often contain nonrefundable retainer fees, and/or success fees, which may be fixed or represent a percentage of the value that the customer receives, if and when the transaction is completed ("success fees"). The Company has evaluated its nonrefundable retainer fees to ensure they related to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer.

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases that would result in the Company accounting for all the services promised in a contract as a single performance obligation and, if unfulfilled, such retainer revenue would be reflected as deferred revenues on the Statement of Financial Condition.

The Company recognizes certain retainer revenue from contracts with customers at the point in time in which specified deliverables are transferred to the Company's customer. The amount of retainer fees recognized upon the fulfillment of the aforementioned performance obligations without the completion of a transaction, or formal termination of the engagement, was approximately $70,000 which is included in Investment Banking revenue in the accompanying Statement of Operations.

Success fee revenue for advisory arrangements is recognized at the point in time that performance under the agreement is completed (the closing date of transaction).

Note (1)   Summary of Significant Accounting Policies - Continued

E. Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for income tax has been provided for in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10 (ASC 740-10), Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company is subject to the Illinois 1.5% replacement tax on income. This tax is reflected within other expenses in the accompanying statement of operations.

F. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. While actual results may differ from those estimates, management does not expect the differences, if any, to have a material effect on the financial statements.

G. Date of Management's Review

Subsequent events were evaluated through the date the financial statements were issued.

Note (2)   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2021, the Company had net capital of $106,694 which was $101,694 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 3.58%.

Note (3)   Related Party Transactions

The Company has entered into an expense sharing agreement with The Peakstone Group, LLC, an affiliated entity, for occupancy and certain general and administrative expenses provided to the Company. The Company's share of expenses is calculated based on estimated usage. Allocated expenses under the agreement amounted to approximately $22,717 for the year ended December 31, 2021. The balance due to affiliate on the accompanying statement of financial condition arose from this agreement. Amounts due to affiliate are not interest bearing and have no specified due date.

At times, the Member pays operating expenses on behalf of the Company for which the Member subsequently seeks reimbursement. There are no amounts due at December 31, 2021 arising from such payments.

Financial position and results of operations could differ if this agreement did not exist.

Note (4)   **Contingencies**

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2021.

Note (5)   **Concentration**

All investment banking revenues earned in 2021 were from three customers.

Note (6)   **Economic Risks**

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While the Company believes that it is in an appropriate position to sustain the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

Peakstone Securities, LLC
Schedule I
Computation of Net Capital Pursuant to Rule 15c3-1
Of the Securities and Exchange Commission
As of December 31, 2021

Total members' equity	$	126,517
Deductions and/or charges		
Prepaid expenses and deposits		19,823
Total deductions and/or charges		19,823
Net capital before haircuts		106,694
Less haircuts		-
Net capital	$	106,694
Minimum net capital requirement		5,000
(greater of $5,000 or 6 2/3% of total aggregate indebtedness)		
Excess net capital	$	101,694
Aggregate indebtedness		
Accounts payable		3,797
Due to affiliate		23
Total aggregate indebtedness	$	3,820
Percentage of aggregate indebtedness to net capital		3.58%

Note: Reconciliation with Company's computation of net capital included in
Part IIA of Form X-17A-5 as of December 31, 2021.

There is no significant difference between net capital in the FOCUS Part
IIA form and the computation above.

Peakstone Securities, LLC

Schedule II

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2021

The Company does not claim exemption from SEA Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release. The Company does not hold customer funds or securities.

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 11, 2022

Rubio CPA, PC
2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, Georgia 30339

We, as members of management of Peakstone Securities, LLC (the "Company ") are responsible for complying with Rule 17a-5, "Reports to be made by certain brokers and dealers". We have performed an evaluation of the Company's compliance with the requirements of Rule 17a-5 and the exemption provisions in Rule 15c3-3(k) (the "exemption provisions ") and of the 2013 Release adopting amendments to Rule 17a-5, including Footnote 74 of the 2013 Release.

We have determined that the Company does not meet any of the exemption conditions of paragraph (k) of Rule 15c3-3 (i.e., paragraph (k)(1), (k)(2)(i) or (k)(2)(ii) but also (1) does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4 ("Rule 15c2-4"); (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) and therefore is covered by Footnote 74 of the 2013 Release.

Accordingly, based on our evaluation we make the following statements to the best knowledge and belief of the Company:

1. We reviewed the provisions of Rule §15c3-3 and related guidance stated in the SEC Staff s FAQ and confirmed that the Company relied on Footnote 74 of the 2013 Release.

2. The Company conducted business activities involving mergers and acquisitions activity throughout the year ended December 31, 2021 without exception.

3. The Company met the identified conditions for such reliance throughout the period January 1, 2021 to December 31, 2021 without exception.

Signed: Stephen Sleigh

Name: Stephen Sleigh

Title: CEO

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Peakstone Securities, LLC

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Peakstone Securities, LLC did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, and (2) Peakstone Securities, LLC stated that Peakstone Securities, LLC met the identified conditions for such reliance throughout the most recent fiscal year without exception. Peakstone Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Peakstone Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

February 15, 2022
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC